

April 5, 2012

Via E-mail
Todd E. Molz
General Counsel and Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re:** **Oaktree Capital Group, LLC**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed March 30, 2012**
> **File No. 333-174993**

Dear Mr. Molz:

We have reviewed your registration statement and have the following comments.

Summary Historical Financial Information and Other Data, page 14
Selected Financial Data, page 75

1. As disclosed in your organizational structure on page nine, we note that the existing Oaktree unitholders' will have a 78% economic interest in the Oaktree Operating Group after the consummation of the offering and after giving effect to your use of proceeds. This economic interest appears different than the historical economic interest as presented in Note 8 – Unitholders' Capital on page F-36. As such, provide pro forma information reflecting the consummation of the offering and after giving effect to your use of proceeds for the 2011 net loss attributable to OCGH non-controlling interest, net loss attributable to OCG and net loss per Class A and C unit alongside your historical results and provide sufficient information for a reader to understand how such pro forma amounts were calculated.

2. Disclose the non-controlling redeemable interests in consolidated funds under your Consolidated Statements of Financial Condition Data. Refer to Instruction 2 to Item 301 of Regulation S-K.

Capitalization Table, page 70

3. You indicate that your capitalization table sets forth the capitalization of your one segment, your investment management segment. However, it appears that this table presents the capitalization of Oaktree Capital Group, LLC without giving effect to the consolidated funds you manage. While we do not object to the presentation of this

information, we believe it must be presented in the context of the capitalization of Oaktree Capital Group, LLC. We have the following comments in this regard:

- Expand your disclosures to provide a capitalization table for Oaktree Capital Group, LLC;

- If you continue to present the capitalization of Oaktree Capital Group, LLC without giving effect to the consolidated funds you manage, appropriately label this capitalization table and fully explain to readers why you believe this information is meaningful; and

- If you present the capitalization of your investment management segment, address the appropriateness of reflecting Class A, Class B and Class C units as these units represent the capital structure of Oaktree Capital Group, LLC. Also, fully explain to readers why you believe this information is meaningful.

Dilution, page 71

4. We note that you have presented the difference between the initial public offering price per Class A unit and the net tangible book value of your investment management segment per Class A unit. While we do not object to the inclusion of this information, we believe that it must be presented in the context of Oaktree Capital Group, LLC's net tangible book value as this is the entity for which you are offering Class A units. Expand your disclosures to provide Oaktree Capital Group, LLC's tangible book value per Class A unit and the resulting dilution information. If you continue to provide dilution information as it relates to your net tangible book value of your investment management segment, fully explain to readers why this information is meaningful.

Principal Unitholders, page 212

5. We note your disclosure on page 215 that you will pay Messrs. Marks, Karsh, Frank, Kaplan and Kramer certain amounts of the net proceeds from the Class A unit offering in exchange for certain of their OCGH units. It appears from the table on page 213 that Messrs. Clayton, Stone and Masson will also exchange certain of their OCGH units for cash. Please disclose the amounts of the net proceeds that Messrs. Clayton, Stone and Masson will receive in exchange for certain of their OCGH units. Please also describe this transaction in the Certain Relationships and Related Party Transactions section or provide an appropriate cross-reference to this section.

Selling Unitholders, page 216

6. For any of the selling unitholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the company's securities.

You may contact Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Thomas A. Wuchenich (Via E-mail)
        Simpson Thacher & Bartlett LLP
        1999 Avenue of the Stars, 29th Floor
        Los Angeles, CA 90067